UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2023

Commission File Number 001-34837

MAKEMYTRIP LIMITED

(Exact name of registrant as specified in its charter)

19th Floor, Building No. 5

DLF Cyber City

Gurugram, India, 122002

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Other Events

Unaudited Business and Financial Highlights for the Quarter ended June 30, 2023

On August 1, 2023, MakeMyTrip Limited (“MakeMyTrip”) issued a press release announcing its unaudited business and financial highlights for the fiscal first quarter of 2024 (i.e. quarter ended June 30, 2023). A copy of the press release dated August 1, 2023 is attached hereto as Exhibit 99.1.

Exhibit

99.1	Press release by MakeMyTrip Limited dated August 1, 2023.

EXHIBIT INDEX

99.1	Press release by MakeMyTrip Limited dated August 1, 2023.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 1, 2023

MAKEMYTRIP LIMITED

By:	/s/ Rajesh Magow
Name:	Rajesh Magow
Title:	Group Chief Executive Officer